UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on January 3, 2025: Euroseas Ltd. Announces Time Charter for its Older Containership, M/V Aegean Express, and Spin-off of its Older Three Vessels into a Separate Company.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the succeeding three paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: January 3, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Time Charter for its Older Containership, M/V Aegean Express, and Spin-off of its Older Three Vessels into a Separate Company

Maroussi, Athens, Greece – January 3, 2025 – Euroseas Ltd. (NASDAQ: ESEA) (“Euroseas” or the “Company”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, made today the following announcements:

Time Charter for its Older Containership, M/V Aegean Express

Euroseas announced today a new charter for its older and smaller feeder containership, M/V Aegean Express. Specifically, the charter of M/V Aegean Express has been extended in direct continuation of its existing charter for a minimum period of ten months and a maximum period of twelve months at a rate of $16,700 per day.

Spin-off of its Older Three Vessels into a Separate Company

The Company also announced its intent to spin-off the Company’s older three vessels, M/V Aegean Express, M/V Diamantis P and M/V Joanna, into a separate company, Euroholdings Ltd. (“Euroholdings”), which has applied for listing on the NASDAQ Capital Market.

The Company will contribute the three vessels to Euroholdings in exchange for 100% of the shares of Euroholdings which it will then distribute to its shareholders. There can be no assurance that the spin-off transaction will ultimately occur or, if it does occur, what its structure, terms or timing will be. The Company has scheduled a conference call to discuss the spin-off on January 7, 2025, at 9:00 a.m. EST.  Please find conference call and webcast information further in the press release.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are pleased to announce the extension of the charter of Aegean Express and our plan to spin-off our three elder vessels in a separate company, Euroholdings Ltd., which has applied for listing on NASDAQ. The spin-off of our three older vessels into a separate entity and the distribution of all shares to our common shareholders, the only shareholder class in our capital structure, enables us to maximize the value of the older vessels in our fleet and shareholder returns by creating a new platform to capture new opportunities following a different strategy from Euroseas.

Euroholdings shares represent only about 5% of our Euroseas’ NAV estimate, so the spin-off is not expected to have any material impact on Euroseas and its overall strategy. At Euroseas, we plan to continue taking advantage of growth opportunities as they may present themselves while continuing our high quarterly dividend distributions based on our strong capital structure and forward charter cover. Furthermore, Euroseas intends to continue with its stated strategy of modernizing its fleet as we have demonstrated over the last couple of years by placing orders for 11 newbuilding vessels, seven of which have been delivered in 2023 and 2024, two are slated for delivery in early January 2025 and the remaining two in 2027.

We firmly believe that under the right circumstances, there is considerable value in the current environment in continuing to trade older well-maintained vessels, rather than selling them, as these can ultimately generate higher returns. The increased market and operational risks associated with older vessels are mitigated by the fact that the three first Euroholdings vessels are currently unlevered, two of the three are under time charter employment providing medium term visibility of earnings and all vessels will continue to be managed by our affiliate, Eurobulk Ltd., which has a proven track record of handling older vessels.

Given the company’s fleet profile and capital structure, shorter remaining economic life and higher intended dividend distribution policy, we believe that Euroholdings shares should trade at better valuation levels and smaller or no discount to NAV compared to its sector peers. We anticipate that both Euroseas and Euroholdings will be valued better separately as they offer more and different options to investors. Furthermore, Euroholdings with its clean balance sheet and relatively liquid platform can be used as a consolidating vehicle in the shipping sector, especially for vintage vessels, creating additional value to shareholders over the longer term.

We plan to discuss the spin-off in more detail and the opportunities it may generate in a separate conference call on January 7, 2025, at 9:00 a.m. EST.”

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13750842. Click here for additional participant International Toll- Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast‐ Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.euroseas.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the Euroholdings spin-off will also be available in PDF format minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Fleet Profile:

After the spin-off, the Euroholdings Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
DIAMANTIS P	Feeder	30,360	2,008	1998	undergoing minor repairs	-
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Mar-26, then until Sep-26, then until Nov-26	$19,000 $9,500 $16,500
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Nov-25	$16,700
Total Container Carriers on the Water	3	71,242	5,179

Notes:  (*) TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; period to Nov-2026 is at the option of the charterer.

After the spin-off of Euroholdings Ltd., the Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Aug-25	$15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z(*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25 then until Apr-26	$40,000 $29,500
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25 then until Aug-26	$40,000 $28,000
STEPHANIA K(*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-25	$20,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Mar-25	$13,000
MONICA(*)	Feeder	22,262	1,800	2024	TC-until May-25	$16,000
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
Total Container Carriers on the Water	20	774,930	61,894

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q1 2025	TC until Nov-27	$32,000
SYMEON P (H4252)	Feeder	37,237	2,800	Q1 2025	TC until Nov-27	$32,000
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	4	184,874	14,200

Notes:

(*)TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) Rate is net of commissions (which are typically 5-6.25%)

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 23 vessels, including 16 Feeder containerships and 7 Intermediate containerships. Euroseas 23 containerships have a cargo capacity of 67,073 teu. After the delivery of two feeder and the two intermediate containership newbuildings in 2025 and 2027, respectively, Euroseas’ fleet will consist of 27 vessels with a total carrying capacity of 86,873 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com